

Mail Stop 3720

August 3, 2007

Richard A. Sajac
CEO
Tactical Solution Partners, Inc.
2408 Peppermill Drive, Suite I
Glen Burnie, MD 21061

> **RE: Tactical Solution Partners, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed July 6, 2007**
> **File No. 0-52719**

Dear Mr. Sajac:

We have reviewed the above filing and have the following comments. Where indicated, we think that you should revise your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page iii

1.   Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The company is not eligibly to rely on those safe-harbors because Tactical Solutions is not subject to the reporting requirements of Sections 13(a) and 15(d) and the company appears to be an issuer of penny stock.

Item 1. Description of Business, page 1

2.   Revise to add a section at the beginning of your "Description of Business" section to summarize the January 2006 Share Exchange. Disclose the material terms of the transaction, describe the payments made, expenses, loans to officers that you

incurred, and securities issued in connection with that transaction. When providing this disclosure, please avoid using legalistic language. Summarize and clarify the business purpose of the various agreements that were executed on or around the date of the share exchange, including (for example) the restricted stock grants on January 19, 2006 (page F-20), the loans officers made in December 2005 that were repaid in January 2006 (page F-16), as well as the additional loans officers made to the company in January 2006 (page F-16).

3.   When summarizing the recent reverse merger, also discuss the legal disputes that appear to have arisen as a result of the transaction, such as the lawsuit filed by Adorno & Yoss, LLP and the disputes arising between Messrs. Cornwell and Harary. Clarify the relationship between your company (or American Financial Holdings Inc.) and Messrs. Harary and Cornwell, describe the services those two individuals provided, discuss whether Adorno & Yoss, LLP filed the complaint in interpleader on behalf of Tactical Solutions, and summarize the nature of the dispute between the parties (rather than simply identifying the property that is the subject of the dispute).

4.   We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by Civitas Group, LLC and data obtained from government sources. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

5.   Disclose prominently your net losses for the most recent interim period and the fiscal year ended December 31, 2006.

Our Company, page 1

Customers, page 1

6.   To provide context, please disclose the percentage of revenues generated from each customer you list.

Tactical Solutions Options Division, page 2

7.   We note that your Tactical Solutions Options Division is under development. We also note the description of the products and services that you plan to provide. Please disclose what will be required to develop this division and to provide the products and services you list. Discuss your planned stages of development of this division and the time frame and anticipated amount of funding needed to implement each stage. Expand your management's discussion and analysis to discuss how your planned development of this division will impact your results of operations and liquidity and capital resources.

Financial Synopsis, page 4

8.   We note your disclosure here and elsewhere in the document (e.g., page 15) that assumes your receipt of awards from various branches of the U.S. military. Discuss the likelihood that these contracts will be awarded, summarize the nature of these contracts, and quantify (if known) the dollar amount of the contracts you anticipate will be awarded.

Acquisition Strategy, page 5

9.   Clarify here, as you do on page 15, that you "may need as much as an aggregate of $15 million in funding to complete our long-term strategy of acquiring personnel and complementary businesses and the resources necessary for our performance under government contracts we believe may be awarded."

Key Customers, page 6

10.   Please disclose the extent to which the customers that accounted for more than ten percent of your net sales in 2005 also accounted for more than ten percent of your net sales in 2006. Tell us what consideration you have given to disclosing these material customers.

Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 14

Results of Operations, page 16

11.   In your discussion of revenues for all periods presented, you discuss changes without quantifying or indicating the relevant weight of the factors that resulted in the change. For example, you mention the increase in revenue and operating costs was due to the increase "in the number of new police, fire and emergency medical customers…", but you neither quantify the increase, nor indicate the relevant weight of volume or price or particular models in the product line to the overall increase. Therefore, please provide a more detailed discussion of the material components of revenue growth for all periods presented. Further, with respect to your explanations of gross profit, revise to:

- clearly disclose and quantify each material factor that contributed to the change in operating costs, for example, variable or fixed costs;

- provide insight into the underlying business drivers or conditions that contributed to these changes; and

- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

    Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Stock-based Compensation Expense, page 17

12.   Explain the reasons for the board's decision to accelerate the vesting of restricted shares that had been granted to two of your officers and the former President and CEO.

Security Ownership of Certain Beneficial Owners, page 24

13.   Identify the natural person(s) who exercise voting or investment control over the shares that Legesi Marketing, LLC beneficially owns. Also disclose, in footnote (1), the exercise price of the warrants.

Financial Statements for the fiscal year ended December 31, 2006

Note 5—Summary of Significant Accounting Principles—Revenue Recognition, page F-10

14.   Tell us and disclose whether your product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

Note 12—Stockholders' Equity, F-19

Securities Purchase Agreement and Warrants

15.   In order to clarify your disclosure, please provide us with the facts and circumstances surrounding the securities purchase agreement, including the economic purpose of the transaction.

16.   Regarding your accounting for the warrants issued on January 31, 2007, please provide us with your EITF 00-19 analysis. Please note that if a contract includes a provision that could require the company to pay cash to settle the warrants, the warrants must be classified as a liability. Also, the company is not permitted to

consider the likelihood of the event that would trigger cash settlement. (See par. 12 to 32 of EITF 00-19).

Placement of Investment Units

17.   Addressing all applicable accounting literature, please clarify for us your accounting of the investment units issued in March and April 2007. As warrants were issued as part of the units, tell us whether or not they qualified as derivatives and whether liability or equity classification is appropriate.

Exhibits

18.   Please file your supply agreement with Panasonic Computer Company, or tell us why you are not required to file this supply agreement as an exhibit.

19.   We note your disclosure in a risk factor on page 12 that the loss of one or more of your significant customers (including government agency contracts within the state of Maryland) could have a material adverse effect on your business and consolidated results of operations. Please file all of the agreements with Maryland government agencies, as required by Item 601(b)(10)(i)(B), or advise us why you are not required to file those agreements.

20.   File the strategic partnership agreements summarized on page 5, or tell us why you are not required to file those agreements as exhibits.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

Richard A. Sajac
Tactical Solution Partners, Inc.
August 3, 2007
Page 6

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Derek B. Swanson
For Larry Spirgel
Assistant Director